                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO

                 Tender Offer Statement under Section 14 (d) (1)
                    or 13 (e) (1) of the Securities Exchange
                                   Act of 1934

                                   TEAM, INC.
                       (Name of Subject Company (issuer))

                                   TEAM, INC.
                       (Name of Filing Persons (offeror))

                          COMMON STOCK, $.30 PAR VALUE
                         (Title of Class of Securities)

                                   878155 10 0
                      (CUSIP Number of Class of Securities)

                                 Philip J. Hawk
                Chairman of the Board and Chief Executive Officer
                                   Team, Inc.
                                200 Hermann Drive
                               Alvin, Texas 77511
                                 (281) 331-6154
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                               Byron L. Willeford
                 Chamberlain, Hrdlicka, White, Williams & Martin
                          1200 Smith Street, Suite 1400
                              Houston, Texas 77002
                                 (713) 658-2564

                                   ----------

                            CALCULATION OF FILING FEE

       Transaction Valuation *                          Amount of Filing Fee

            $3,600,000                                         $720.00

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 1,200,000 shares of Common Stock, par value $0.30 per share, at the tender offer price of $3.00 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: N/A
         Form or Registration No.: N/A
         Filing Party: N/A
         Date Filed: N/A


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[ ]      Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third-party tender offer subject to Rule 14d-1.
         [X]      issuer tender offer subject to Rule 13e-4.
         [ ]      going-private transaction subject to Rule 13e-3.
         [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:   [ ]


                                   ----------

         This Tender Offer Statement on Schedule TO relates to the tender offer by Team, Inc., a Texas corporation, to purchase 1,200,000 shares (or such lesser number of shares as are properly tendered and not properly withdrawn) of its common stock, par value $.30 per share, at $3.00 per share, net to the seller in cash, without interest, under the terms and conditions set forth in the Offer to Purchase dated May 9, 2001, and in the related Letter of Transmittal, which together present the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

ITEMS 1 THROUGH 11.

         The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively, is incorporated into this Schedule TO by reference in answer to Items 1 through 11 of Schedule TO.

ITEM 12. EXHIBITS (Per Item 1016 of Regulation M-A).

(a)(1)(A)         Offer to Purchase, dated May 9, 2001

(a)(1)(B)         Letter of Transmittal

(a)(1)(C)         Notice of Guaranteed Delivery

(a)(1)(D)         Letter to brokers, dealers, commercial banks, trust companies and other nominees dated May 9, 2001

(a)(1)(E)         Letter to clients for use by brokers, dealers, commercial
                    banks, trust companies and other nominees

(a)(1)(F)         Letter to Participants in the Team, Inc. Salary Deferral Plan
                     and Employee Stock Ownership Plan, dated May 9, 2001

(a)(1)(G)         Guidelines for Certification of Taxpayer Identification Number
                     on Substitute Form W-9

(a)(2)(4)         Not applicable

(a)(5)(A)         Press Release, dated April 4, 2001*

(a)(5)(B)         Press Release, dated May 9, 2001

(b)               Not applicable

(d)               Not applicable

(g)               Not applicable

(h)               Not applicable

*Previously filed in Schedule TO-C filed with the Commission.



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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          TEAM, INC.


                                          By: /s/ PHILIP J. HAWK
                                             ----------------------------------
                                             Philip J. Hawk, Chairman of the
                                             Board and Chief Executive Officer


Dated:  May 9, 2001






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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
------            -----------

(a)(1)(A)         Offer to Purchase, dated May 9, 2001

(a)(1)(B)         Letter of Transmittal

(a)(1)(C)         Notice of Guaranteed Delivery

(a)(1)(D)         Letter to brokers, dealers, commercial banks, trust companies and other nominees dated May 9, 2001

(a)(1)(E)         Letter to clients for use by brokers, dealers, commercial
                    banks, trust companies and other nominees

(a)(1)(F)         Letter to Participants in the Team, Inc. Salary Deferral Plan
                     and Employee Stock Ownership Plan, dated May 9, 2001

(a)(1)(G)         Guidelines for Certification of Taxpayer Identification Number
                     on Substitute Form W-9

(a)(2)(4)         Not applicable

(a)(5)(A)         Press Release, dated April 4, 2001*

(a)(5)(B)         Press Release, dated May 9, 2001

(b)               Not applicable

(d)               Not applicable

(g)               Not applicable

(h)               Not applicable


*Previously filed in Schedule TO-C filed with the Commission.